UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sustainable Opportunities Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G8598Y 109 (CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8598Y 109
1.	Names of Reporting Persons Sustainable Opportunities Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,500,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,500,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Scott Leonard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,500,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,500,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Scott Honour
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,500,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,500,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1) See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-237245). Each of Scott Leonard and Scott Honour are the managing members of Sustainable Opportunities Holdings LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Sustainable Opportunities Holdings LLC and share voting and dispositive control over such securities.

(2) Based on on 30,000,000 shares of Class A ordinary shares and 7,500,000 shares of Class B ordinary shares outstanding as of November 13, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2020, and assuming the conversion of all the shares of Class B ordinary shares held by Sustainable Opportunities Holdings LLC.

Item 1(a).	Name of Issuer

Sustainable Opportunities Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Bryan Street, Suite 4141

Dallas, Texas 75201

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Sustainable Opportunities Holdings LLC;

ii. Scott Leonard; and

iii. Scott Honour.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1601 Bryan Street, Suite 4141

Dallas, Texas 75201

Item 2(c).	Citizenship

See responses to Item 4 on each of the cover pages.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G8598Y 109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 7,500,000 shares of the Class B ordinary shares of the Issuer, representing 20.0% of the Issuer’s outstanding shares of Class A ordinary shares and Class B ordinary shares, based on 30,000,000 shares of Class A ordinary shares and 7,500,000 shares of Class B ordinary shares outstanding as of November 13, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2020. The shares of Class B ordinary shares are automatically convertible into the Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-237245).

Sustainable Opportunities Holdings LLC is the record holder of such shares. Scott Leonard and Scott Honour are the directors of Sustainable Opportunities Holdings LLC and as a result, each has voting and investment discretion with respect to the Issuer’s securities held of record by Sustainable Opportunities Holdings LLC and may be deemed to have shared beneficial ownership of the shares of Class B ordinary shares directly held by Sustainable Opportunities Holdings LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	SUSTAINABLE OPPORTUNITIES HOLDINGS LLC,

	By:	/s/ Scott Leonard
		Name:	Scott Leonard
		Title:	Manager

SCOTT LEONARD

/s/ Scott Leonard

SCOTT HONOUR

/s/ Scott Honour

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A ordinary shares, $0.0001 par value per share, of Sustainable Opportunities Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

SUSTAINABLE OPPORTUNITIES HOLDINGS LLC,

By:	/s/ Scott Leonard
Name:	Scott Leonard
Title:	Manager

SCOTT LEONARD

/s/ Scott Leonard

SCOTT HONOUR

/s/ Scott Honour